WOODSIDE
AUSTRALIAN ENERGY

21 January 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Report for the Quarter Ended 31 December 2003, lodged with the Australian Stock Exchange on 21 January 2004.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

82-2280

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

REPORT FOR THE QUARTER ENDED 31 DECEMBER 2003

PRODUCTION SUMMARY

The company's share of production and sales for the quarter ended 31 December 2003 was as follows:

		Qtr.4 2003	Qtr.4 2002	12 months 2003	12 months 2002
DOMESTIC GAS	Deliveries (av.tj/day)	296	299	302	267
LIQUEFIED NATURAL GAS (LNG)	Production (Tonnes)	324,465	325,435	1,355,207	1,272,685
	Sales Delivered (Tonnes)	320,206	315,638	1,340,269	1,284,444
	Cargoes Delivered	34	33	139	131
CONDENSATE*	Production (Barrels)	2,185,542	2,603,384	9,873,712	9,950,809
	Sales (Barrels)	2,401,367	2,586,922	9,834,057	9,740,893
COSSACK OIL	Production (Barrels)	1,674,865	1,665,579	6,550,742	7,291,095
	Sales (Barrels)	1,301,703	1,289,524	6,447,015	7,124,958
LAMINARIA OIL	Production (Barrels)	1,709,874	3,043,724	8,439,050	15,164,362
	Sales (Barrels)	1,332,751	2,779,592	8,537,260	14,408,915
LEGENDRE OIL	Production (Barrels)	1,023,014	1,186,630	4,619,770	5,209,508
	Sales (Barrels)	1,061,378	1,152,923	4,797,926	5,132,164
LIQUEFIED PETROLEUM GAS (LPG)*	Production (Tonnes)	34,961	30,770	134,480	135,188
	Sales (Tonnes)	52,665	44,728	134,680	127,372
TOTAL	**Production (boe)**	**13,796,456**	**15,721,302**	**58,946,410**	**64,210,197**
	Sales (boe)	**13,463,612**	**15,096,025**	**58,992,557**	**62,702,038**

Notes: Conversion Factors: refer to last page.
* Condensate and LPG includes Ohanet production (detailed over page)

REVIEW OF PRODUCTION FOR THE QUARTER

North West Shelf

- Domestic Gas: production was above expectation at 593 TJ per day (Woodside share 296 TJ per day) due to strong customer demand.
- LNG: production was above expectation at 21,161 tonnes per day (Woodside share 3,527 tonnes per day) due to excellent operational performance supporting opportunities from high customer demand.
- Condensate: production was above expectation at 89,635 bbl per day (Woodside share 22,424 bbl per day) due to high gas production and greater than planned supply from offshore assets.
- Cossack Pioneer Oil: production was above expectation at 109,230 bbl per day (Woodside share 18,205 bbl per day) due to high asset availability and better than planned reservoir performance.
- LPG: production was slightly below expectation at 1,833 tonnes per day (Woodside share 305 tonnes per day).

Laminaria and Corallina

- Overall the annual production was above expectation.
- Q4 production of 38,230 bbl per day (Woodside share 18,586 bbl per day) was lower than the previous quarter due to natural field decline and a planned shut-in for sidetrack operations on the Corallina-2 well during December.
- As expected the Laminaria and Corallina field production continues its natural decline and was, with the shut-in of Corallina-2, averaging 36,446 bbl per day (Woodside share 17,675 bbl per day) at the end of the quarter.

Legendre

- Year to date production was above expectation as a result of strong production from the new horizontal development well (Legendre North-4H) and improved gas compressor capacity.
- Production was below expectation for the quarter at 24,205 bbl per day (Woodside share 11,120 bbl per day) due to a failure in a facility gas compression unit. The gas compression unit capacity should be restored in early February 2004.
- In line with expectation, field production remains in natural decline and at quarter end was averaging 27,700 bbl per day (Woodside share 12,725 bbl per day).

Ohanet

- Ohanet commenced export production on 28 October 2003. Commissioning of the Ohanet gas processing facility continued throughout November-December. Woodside's entitlement of the Q4 2003 production was 6,857 tonnes LPG and 122,564 barrels of condensate.

EXPLORATION DRILLING PROGRAMME

Exploration or appraisal wells drilled during the quarter were as follows:

Name	Location	Permit / Licence Area	Woodside's Interest (%)	Remarks
Kuda Tasi 2	Australia	JPDA 03-01	40.0%	The well was suspended as a possible future producer. Following review of the well results, the estimated recoverable reserves no longer support the proposed stand-alone Kuda Tasi and Jahal development. Under Successful Efforts accounting policy, expenditure to date has been expensed (see Finance section, note 2). Activities will now focus on detailed assessment of the surrounding area's prospectivity with a view to maturing other prospects and leads that could be developed in combination with Kuda Tasi and Jahal.
Chinguetti 5-1 Poune	Mauritania	PSC Area B	35.0%	Plugged and abandoned.
Chinguetti 4-6 Tiof	Mauritania	PSC Area B	35.0%	Oil Discovery : encountered a gross oil column of 38.5 metres beneath a gas cap.
Chinguetti 4-7 Tiof-West	Mauritania	PSC Area B	35.0%	Oil appraisal : encountered a gross oil column of approximately 122 metres lying above an oil water contact.
Pelican-1	Mauritania	PSC Block 7	0.0%	Gas Discovery : As a result of Woodside managing drilling operations and meeting cost reduction targets in drilling the well, Woodside has the option to acquire an interest of up to 10% in the block by paying up to 10% of Block 7, 2003 exploration costs. The level of entitlement depends on final well costs. The option is under consideration.

Planned first quarter 2004 exploration wells:

Name	Location	Permit / Licence Area	Woodside's Interest (%)	Status
Midway	United States	G04559 / BA39	37.5%	Target gas : spudded 5 September 2003, still operational. Farmed-down from 50% interest.
Ajax	Australia	WA-1-P	0.0%	Target oil : spudded 28 December 2003, still operational. Woodside elected not to participate in the well.
Bounty-2	Australia	WA-191-P	8.2%	Target oil
Well name	Australia	WA-255-P	50.0%	Target oil

EXPLORATION INVESTMENTS / DIVESTMENTS

Equity acquired/disposed during the quarter (some Permits may be subject to government and regulatory approval):

Location	Permit No. or Description	Woodside's Interest (%) Increase or (Decrease)	Current Interest %	Remarks
Australia	WA-30-R, WA-31-R, WA-32-R, TR/5, R/2 WA-28-R, WA-29-R,	0.00% 0.00%	50.00% 25.00%	Brecknock and Scott Reef retention leases awarded. Replace exploration permits WA-33-P, EP36 and T/P4.
Australia	ZOCA 94-07	(10.00%)	0.00%	Relinquished
Australia	EPP27	(90.00%)	0.00%	Relinquished
Australia	WA-242-P	(66.67%)	0.00%	Relinquished
Australia	WA-270-P	(100.00%)	0.00%	Relinquished
Australia	WA-299-P	(1.00%)	0.00%	Relinquished
Australia	WA-300-P	(1.00%)	0.00%	Relinquished
Libya	Blocks M15, S11, S16, S42, S50, S64	45.00%	45.00%	Exploration & Production Sharing Agreement signed
Sierra Leone	Blocks 6, 7	50.00%	50.00%	Farm in
USA	G25505 / MU A51	37.50%	37.50%	Purchased at Lease Sale
USA	G19434 / AC 946	83.75%	100.00%	Transfer of equity
USA	G20795 / GB 563	75.00%	100.00%	Transfer of equity
USA	G19517-A / KC199	(75.00%)	0.00%	Relinquished
USA	G19517-B / KC199	(13.00%)	0.00%	Relinquished
USA	G19500 / KC155	(75.00%)	0.00%	Relinquished
USA	G04559 / BA39	(12.50%)	37.50%	Farm out

FINANCE

Woodside's revenue and expenditure for the quarter were as follows:

	Qtr.4 2003	Qtr.4 2002	12 months 2003	12 months 2002
Sales Revenue ($M)				
Gas Domgas & LNG	168.1	181.0	707.7	665.7
Liquids				
Condensate	92.7	111.6	415.3	397.7
Cossack Oil	53.0	57.5	287.0	296.4
Laminaria Oil	51.2	115.8	347.6	565.3
Legendre Oil	42.0	50.3	204.3	208.5
Liquefied Petroleum Gas	19.1	26.5	56.7	58.6
LNG Ship Charter Revenue	9.3	11.9	40.7	48.3
Total	435.4	554.6	2059.3	2240.5
Exploration and Evaluation Expenditure ($M)				
Exploration				
Expense	58.1	41.7	281.9	166.8
Capitalised	-6.9[1]	12.5	14.9	50.1
Evaluation				
Expense	13.6[2]	0.0	13.6	0.0
Capitalised	32.8	9.3	97.8	37.0

	Qtr.4 2003	Qtr.4 2002	12 months 2003	12 months 2002
Capital Expenditure				
Oil & Gas Properties	76.2	77.3	310.6	309.0
Other Property, Plant & Equipment	13.0	8.5	71.8	34.0
Total	89.2	85.8	382.4	343.0

1. Exploration Capitalised represents expenditure on successful wells and permit acquisition costs during the period and is net of amortisation of exploration permit acquisition costs and net of pending well costs reclassified to expense upon finalisation of well results. In line with this, Q4 2003 is negative due to amortisation of permit acquisition costs and re-classification of pending costs outweighing capitalised costs incurred in the quarter.
2. Evaluation Expense represents the cumulative expenditure on Kuda Tasi and Jahal reclassified from Capitalised following re-assessment of recoverable reserves after the Kuda Tasi-2 well results.

Conversion Factors*	Factor		2003	2002
Domestic Gas	1tj	=	163.6 boe	163.4 boe
Liquefied Natural Gas (LNG)	1 tonne	=	8.9055 boe	8.865 boe
Condensate	1 bbl	=	0.9031 boe	0.8979 boe
Cossack Oil	1 bbl	=	0.9750 boe	0.9749 boe
Laminaria Oil	1 bbl	=	0.9115 boe	0.9749 boe
Legendre Oil	1 bbl	=	0.9718 boe	0.9749 boe
Liquefied Petroleum Gas (LPG)	1 tonne	=	8.1876 boe	8.1501 boe

* minor changes to some conversion factors can occur over time due to gradual changes in the process stream.

ANTHONY NIARDONE
ASSISTANT COMPANY SECRETARY

FOR MEDIA INQUIRIES
Woodside Petroleum Ltd.
Niegel Grazia, Corporate Affairs Manager
W: (08) 9348 6663 M: 0417 930 795

FOR INVESTMENT INQUIRIES
Woodside Petroleum Ltd.
Mike Lynn, Investor Relations Manager
W: (08) 9348 4283 M: 0439 691 592

WOODSIDE
AUSTRALIAN ENERGY

22 January 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- LNG Sales and Purchase Agreement signed with Chubu Electric, lodged with the Australian Stock Exchange on 22 January 2004.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

North West Shelf Australia LNG Pty Ltd
A.C.N. 079 410 414
QV1 Building 250 St Georges Terrace Perth Western Australia 6000
Telephone: (61 8) 9213 4670 Facsimile: (61 8) 9213 4671
Email: companyinfo@nwsaustralialng.com.au Internet: www.nwsaustralialng.com.au

NORTH
WEST
SHELF
LNG

NEWS RELEASE

Thursday, 22 January 2004
2:30pm (WST)

LNG SALE AND PURCHASE AGREEMENT SIGNED WITH CHUBU ELECTRIC

North West Shelf Australia LNG advises that the NWS Venture LNG Sellers and Chubu Electric Power Company, Inc today signed a sale and purchase agreement for 0.6 million tonnes of LNG a year starting 2009.

The 15-year contract finalises a key terms agreement signed with Chubu Electric in August 2001.

The agreement also represents the last of the sale and purchase agreements with the NWS Venture's customers that have underpinned the expansion of the NWS Venture's LNG processing facilities at its gas plant near Karratha, Western Australia.

The NWS Venture is currently building a fourth LNG processing train with a capacity of 4.2 million tonnes of LNG a year, significantly increasing capacity from an existing 7.5 million tonnes of LNG a year. A second offshore trunkline is also being constructed, enhancing operational reliability and providing opportunities for growth.

A ninth LNG ship, due for delivery in April 2004, will add capacity to the Venture's shipping fleet of eight purpose-built LNG ships.

NWS Australia LNG President John Banner said that the NWS Venture was delighted to be continuing its business relationship with Chubu Electric.

"This is a landmark day for the North West Shelf Venture as we expand upon a relationship that has been built over the past 15 years of reliable LNG deliveries," Mr Banner said.

"The agreement signed today is a sign of confidence in the NWS Venture as a dependable producer and supplier of LNG at a time of increasing competition in the LNG market. We look forward to continue building on the strong ties that the Venture has established with its valued Japanese customers."

Chubu Electric is an existing customer of the NWS Venture and is Japan's third largest power company based in the city of Nagoya. The utility is the second largest importer of LNG into Japan with LNG-fired power stations accounting for more than 40% of its total generating capacity.

North West Shelf Australia LNG is the LNG marketing organisation for the North West Shelf Venture.

The six equal participants in the North West Shelf Venture are: Woodside Energy Ltd (Operator); BHP Billiton Petroleum (North West Shelf) Pty Ltd; BP Developments Australia Pty Ltd; ChevronTexaco Australia Pty Ltd; Japan Australia LNG (MIMI) Pty Ltd; and Shell Development (Australia) Proprietary Limited.

MEDIA INQUIRIES **INVESTMENT INQUIRIES**

WOODSIDE
AUSTRALIAN ENERGY

04 FEB 10 AM 7:21

20 January 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- WA-191-P (Bounty-2), lodged with the Australian Stock Exchange on 20 January 2004.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

82-2280

ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 20 JANUARY 2004
12:00PM (WST)

Commitment to Growth

WOODSIDE

MEDIA
NIEGEL GRAZIA
W: + 61 8 9348 6663
M: + 61 417 930 795
E: niegel.grazia@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WA-191-P
BOUNTY-2

Woodside Petroleum Ltd., a participant in the WA-191-P Joint Venture, reports that the Bounty-2 near field exploration well located in the Carnarvon Basin was spudded on 17 January 2004. On 20 January 2004 the well was drilling ahead at 510 metres in 14¾ inch hole.

The Ocean Epoch drill rig is drilling the well. The location is approximately 150 kilometres north of Dampier and 3 kilometres south of the proposed Mutineer development drilling manifold. Water depth at the location is 152 metres. Planned total depth is approximately 3,730 metres.

All reported depths (except water depth) are referenced to the rig rotary table.

Woodside's interest in WA-191-P is 8.2%. Other participants are Santos Ltd. (Operator, 33.3977%), Kufpec Australia Pty. Ltd. (33.4023%) and Nippon Oil Exploration (Dampier) Ltd. (25.0%).

ANTHONY NIARDONE
Assistant Company Secretary